Mail Stop 4561

March 15, 2007

Chad Hesse, Esq.
General Counsel
Diebold, Inc.
5995 Mayfair Road
P.O. Box 3077
North Canton, OH  44720-8077

**Re:   Diebold, Inc.**
      **Preliminary Proxy Statement on Schedule 14A**
      **File No. 1-04879**
      **Filed on February 28, 2007**

Dear Mr. Hesse:

       We have limited review of the above-referenced filing to matters identified below and have the following comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have on any aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal Three:  Approval of Amendments to the Amended Code of Regulations

1.     Please expand your disclosure to include a discussion of the reasons for undertaking the modernization initiatives described under subparagraph (a) beginning on page 11 at this time.  To the extent that you are undertaking such changes based on recent changes in Ohio corporate law, this should be explained.

In your discussion, please clarify the relationship, if any, of the proposed revisions to changes in the provisions of the General Corporation Law of the state of Ohio including the statutory provisions and also all applicable provisions of the Ohio Constitution and reported judicial decisions interpreting these laws.

2. Please describe any detriments to the rights of shareholders resulting from any of the proposed revisions to your existing code such as the reduction in the minimum notice period regarding the annual meeting or any special meeting of shareholders.

3. Discuss the reasons for the proposal to relating to indemnification of officers and directors. To the extent management is aware of any existing circumstances that may result in the advancement of expenses in compliance with the proposal, such matters should be clearly described. If management is unaware of any such existing circumstances, please include a representation to this effect.

4. Provide a materially complete discussion of the circumstances in which the advancement of expenses will be allowed, if the proposal is adopted. In this respect, the phrase "to the fullest extent permitted by law" fails to explain to shareholders the circumstances in which advancement of expenses would be permitted immediately following the adoption of the proposal.

5. Additionally, it appears that in approving the proposal, shareholders would be authorizing the advancement of expenses in accordance with the conditions imposed by any future amendments to state law. Explain to stockholders the interaction of this provision and any future amendments to state law concerning the circumstances in which the advancement of expenses is permissible.

6. Regarding the notice of shareholder proposals in subparagraph (d) on page 12, please disclose here the period in which a shareholder must provide notice to the company in order to submit a proposal at a meeting or in order to nominate directors for election to the board. Discuss the interaction of this proposed notice provision with the notice requirements imposed by Rule 14a-8(e).

7. For each of the proposals, please include a cross-reference to the section of the Amended and Restated Code of Regulations to which it relates.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or the undersigned at 202-551-3462.  If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

Via facsimile:  330-490-4450